

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Via Email
Thomas F. Fortin
Chief Executive Officer
Regional Management Corp.
509 West Butler Road
Greenville, SC 29607

>   **Re: Regional Management Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 13, 2011**
>   **File No. 333-174245**

Dear Mr. Fortin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed July 13, 2011

Continue to Focus on Sound Underwriting and Credit Control, page 64

1. We have reviewed your response to comment 15 from our letter dated July 7, 2011. You state that when refinancing a loan for a delinquent borrower, you make no concessions on rate or terms. You also state that the delinquent borrower receives terms that are identical to any customer that applied for a similarly sized loan. Please explain to us how you considered whether the borrower would be able to obtain funds from sources <u>other than yourself</u> at market interest rates at or near those for non-troubled debt, when determining these refinancings are not TDRs. As these borrowers are delinquent, it would appear that you are granting a concession to them by offering them terms that they would not otherwise receive from any other lender. Refer to ASC 310-40-15-8.

2. In addition to the above, provide us with an example that illustrates a typical loan refinancing for a delinquent borrower, including how the rate and or terms of the loan are revised in this situation.

Certain Relationships and Related Person Transactions, page 101

3. We note your response to comment 3 in our letter dated July 7, 2011; specifically, that F. Barron Fletcher, III is a managing member of Parallel, one of the sponsors. Please revise to disclose this information in this section. Refer to Item 404(a) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page F-15

4. We have reviewed your responses to prior comments 19 and 20 from our letter dated July 7, 2011. You state that you collectively evaluate bankrupt accounts with non-bankrupt accounts within each portfolio segment. SAB 102 Section 2 specifically states that loans with similar risk characteristics should be grouped together for evaluation and analysis under SFAS 5 (ASC 450-20). Please tell us how you complied with this guidance, as it would appear that non-bankrupt and bankrupt accounts do not have similar risk characteristics. In addition, tell us how grouping these accounts separately for evaluation and analysis under ASC 450-20 would impact your provision and allowance for loan losses for each of the periods presented. Provide us with a quantitative and qualitative analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Joshua Ford Bonnie
        Lesley Peng
            Simpson Thacher & Bartlett LLP